FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 31, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Wimm-Bill-Dann Foods OJSC [NYSE: WBD] informs of the payment on December 30, 2010 of the first bond coupon (bonds series BO-06 and BO-07 issue, state registration № 4B02—06-06005-A and 4B02—07-06005-A respectively, registered on “20” November 2009, in total amount of 5 000 000 (five million) bonds of each series par value 1000 (one thousand) rubles of each bond).

The aggregate payment under the first bond coupon of each series is 196 950 000 (one hundred ninety six million nine hundred fifty thousand) rubles, 00 kopecks, that constitutes 39 (thirty nine) rubles, 39 (thirty nine) kopecks per each bond of the respective series.

The total paid up income under the bonds of each series is 196 950 000 (one hundred ninety six million nine hundred fifty thousand) rubles, 00 kopecks

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Styazkin Sergey
Name:	Styazkin Sergey
Title:	Representative according to Power of Attorney
Wimm-Bill-Dann Foods OJSC

Date: December 31, 2010